4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0000901379
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  The 3DO Company
  0000898441
  <IRS-NUMBER>94-3145110
</SUBJECT-COMPANY>
<PERIOD>11/22/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hawkins III         William M.
   200 Cardinal Way


   Redwood City, CA  94063
2. Issuer Name and Ticker or Trading Symbol
   The 3DO Company (THDO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/22/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman and
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $12.2504        11/22/02       D (1) V                    365,625                       12/05/10
(right to buy)
Non-Qualified Stock Option     $17.0000        11/22/02       D (1) V                    20,000                        02/06/08
(right to buy)
Non-Qualified Stock Option     $26.0000        11/22/02       D (1) V                    62,500                        01/07/04
(right to buy)
Non-Qualified Stock Option     $26.0000        11/22/02       D (1) V                    250                           04/11/07
(right to buy)
Non-Qualified Stock Option     $26.0000        11/22/02       D (1) V                    188                           04/11/07
(right to buy)
Non-Qualified Stock Option     $26.0000        11/22/02       D (1) V                    2,750                         04/11/07
(right to buy)
Non-Qualified Stock Option     $26.0000        11/22/02       D (1) V                    53,992                        04/11/07
(right to buy)
Non-Qualified Stock Option     $26.0000        11/22/02       D (1) V                    61,437                        04/11/07
(right to buy)
Non-Qualified Stock Option     $27.0000        11/22/02       D (1) V                    30,000                        07/28/08
(right to buy)
Non-Qualified Stock Option     $30.7496        11/22/02       D (1) V                    19,079                        02/18/09
(right to buy)
Non-Qualified Stock Option     $58.8504        11/22/02       D (1) V                    51,495                        08/04/09
(right to buy)
Non-Qualified Stock Option     $82.5000        11/22/02       D (1) V                    9,375                         12/01/04
(right to buy)
Incentive Stock Option (right  $17.0000        11/22/02       D (1) V                    5,000                         02/06/08
to buy)
Incentive Stock Option (right  $26.0000        11/22/02       D (1) V                    1,000                         12/16/04
to buy)
Incentive Stock Option (right  $26.0000        11/22/02       D (1) V                    1,063                         09/29/05
to buy)
Incentive Stock Option (right  $26.0000        11/22/02       D (1) V                    8,508                         04/11/07
to buy)
Incentive Stock Option (right  $26.0000        11/22/02       D (1) V                    2,250                         04/11/07
to buy)
Incentive Stock Option (right  $30.7496        11/22/02       D (1) V                    5,921                         02/18/09
to buy)
Incentive Stock Option (right  $44.0000        11/22/02       D (1) V                    1,063            01/01/00 (2) 10/10/06
to buy)
Incentive Stock Option (right  $58.8504        11/22/02       D (1) V                    1,630                         08/04/09
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     11/22/02  Common Stock                   365,625                   0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   20,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   62,500                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   250                                     D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   188                                     D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   2,750                                   D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   53,992                                  D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   61,437                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   30,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   19,079                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   51,495                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   9,375                     0             D   Direct
(right to buy)
Incentive Stock Option (right  11/22/02  Common Stock                   5,000                     0             D   Direct
to buy)
Incentive Stock Option (right  11/22/02  Common Stock                   1,000                     0             D   Direct
to buy)
Incentive Stock Option (right  11/22/02  Common Stock                   1,063                     0             D   Direct
to buy)
Incentive Stock Option (right  11/22/02  Common Stock                   8,508                                   D   Direct
to buy)
Incentive Stock Option (right  11/22/02  Common Stock                   2,250                     0             D   Direct
to buy)
Incentive Stock Option (right  11/22/02  Common Stock                   5,921                     0             D   Direct
to buy)
Incentive Stock Option (right  11/22/02  Common Stock                   1,063                     0             D   Direct
to buy)
Incentive Stock Option (right  11/22/02  Common Stock                   1,630                     0             D   Direct
to buy)

Explanation of Responses:

(1)
The option was tendered pursuant to the Company's Offer to Exchange Certain Outstanding Stock Options for New Options (the "Offer"),
 which was filed with the Securities and Exchange Commission on Schedule TO-I on October 23, 2002.  In exchange for the individual's agreement to cancel the option, the Company expects to issue new options on May 23, 2003, subject to the provisions of the Offer.
(2)
7/12ths of the options become exercisable on 1/1/00, and 1/12th becomes exercisable each month thereafter.

SIGNATURE OF REPORTING PERSON
/S/ By: William M. Hawkins III
    For: William M. Hawkins III
DATE 11/26/02